Exhibit 21.1

Subsidiaries of Registrant

FlexShopper, LLC is a limited liability company formed under the laws of the State of Delaware in June 2013.

FlexShopper 1, LLC and FlexShopper 2, LLC are wholly-owned subsidiaries formed under the laws of the State of Delaware in the first quarter of 2015.

FlexLending, LLC, is a limited liability company organized under the laws of Delaware in 2019.

FlexRetail LLC, is a limited liability company formed under the laws of Florida in October 2021.

Flex Revolution, LLC, is a limited liability company formed under the laws of Delaware in October 2022.

Flex TX, LLC, is a limited liability company formed under the laws of Delaware in May 2023.

Flex TX Funding, LLC, is limited liability company formed under the laws of Florida in July 2023.

Flex TX CAB, LLC, is limited liability company formed under the laws of Florida in July 2023.